Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Drills 161.86 Metres at 1.29 Grams of Gold and 8.0
     Grams of Silver per Tonne at Amisk Gold Project

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, June 3 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
("Claude" or the "Company") continues to demonstrate potential with further drill intercepts from its exploration program at the Amisk Gold Project in northeastern Saskatchewan, Canada.
     A total of 11 holes were completed and assayed from the 2010 winter drill program. The intercepts tested from surface to approximately 300 metres depth with mineralization intercepted in all holes. The results from the remaining six holes as well as those previously released are presented below.

     <<
                                             From    To  Length     Au    Ag
     Hole       Easting  Northing  Az/Dip      (m)   (m)     (m)  (g/t) (g/t)
     -------------------------------------------------------------------------
     AL-10-274     9783     5102  180/-45   23.50  29.45   5.95   3.32    7.5
                                     incl   28.00  29.45   1.45  11.83   20.4
     -------------------------------------------------------------------------
     AL-10-274     9783     5102  180/-45  106.80 189.30  82.50   0.72    6.8
                                     incl  187.30 188.10   0.80  16.44  145.6
     -------------------------------------------------------------------------
     AL-10-276    10004     5097  180/-65   39.60  92.60  53.00   0.55    3.3
     -------------------------------------------------------------------------
     AL-10-276    10004     5097  180/-65   97.10 193.30  96.20   1.05    7.8
                                     incl  175.55 177.05   1.50   9.76   20.1
     -------------------------------------------------------------------------
     AL-10-277    10002     5097  215/-65   22.90 260.30 237.40   0.98    8.5
                                     incl  126.90 128.80   1.90   9.99   86.8
                                     incl  211.60 214.60   3.00  13.29   56.6
     -------------------------------------------------------------------------
     AL-10-279     9978     5059  215/-45   10.40 129.50 119.10   0.92    5.1
                                     incl   23.70  25.20   1.50  13.12   14.7
     -------------------------------------------------------------------------
     AL-10-280     9932     5009  180/-45   10.55  43.25  32.70   0.86    4.0
     -------------------------------------------------------------------------
     AL-10-281     9944     5082  180/-65    6.14  56.98  50.84   0.80    4.7
     -------------------------------------------------------------------------
     AL-10-281     9944     5082  180/-65   87.14 249.00 161.86   1.29    8.0
                                     incl  112.67 114.23   1.56  10.44   13.1
                                     incl  195.00 203.81   8.81   8.41   42.8
                                     incl  211.64 215.74   4.10   8.08   13.7
     -------------------------------------------------------------------------
     AL-10-271(x)  9648     5045  180/-55  190.73 200.30   9.57   1.02    5.4
     -------------------------------------------------------------------------
     AL-10-272(x)  9726     5151  180/-55  196.02 212.10  16.08   1.24   15.2
     -------------------------------------------------------------------------
     AL-10-273(x)  9654     5223  180/-55  300.65 334.95  34.30   0.49    2.9
     -------------------------------------------------------------------------
     AL-10-275(x)  9921     4925   64/-45   10.65  45.50  34.85   2.91    4.3
                                     incl   12.18  13.00   0.82  13.27    8.0
                                     incl   15.27  16.11   0.84  39.22   15.2
                                     incl   32.00  33.00   1.00  28.89   26.5
     -------------------------------------------------------------------------
     AL-10-278(x)  9976     5059  180/-45   11.30  98.00  86.70   1.03    6.0
                                     incl   44.00  46.00   2.00  14.94    4.4
     -------------------------------------------------------------------------
     (x)Previously released on May 12, 2010.

     Note:  Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. They may include internal dilution.
     >>

     "These 11 holes from the winter drill program have successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization. A significant number of the holes ended in mineralization. To date we have tested a strike length of 550 metres, with the potential to expand the system to the west, southwest and down dip to the northeast. These results are very encouraging and we look to expand on them through the summer program," stated
Brian Skanderbeg, Vice President Exploration.
     A summer exploration program, inclusive of resampling of historic core and further diamond drilling, is scheduled to begin in June.
     The 12,100 hectare Amisk Gold Project is located in Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba. Claude Resources holds a 65 percent working interest in the project, with St. Eugene Mining Corporation
Ltd. holding the remainder. Claude also holds a 16.3 percent interest in St.
Eugene's issued and outstanding common shares as of May 31st, 2010.
     A plan map of the Amisk Gold Project, detailed map showing historic and current drill collar locations and a cross section through the deposit can be viewed at Claude's website, www.clauderesources.com.
     Brian Skanderbeg, P.Geo. M.Sc., Claude's Vice-President Exploration, is
the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to TSL Laboratories in Saskatoon, Saskatchewan, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 890,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain statements which constitute
'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion and
Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

     The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505 or Brian Skanderbeg, P.Geo, Vice President, Exploration, Phone: (306)
668-7505, Email: ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 03-JUN-10